February 18, 2025

Cheuk Hang Chow
Chief Executive Officer
IGTA Merger Sub Limited
875 Washington Street
New York, NY 10014

       Re: IGTA Merger Sub Limited
           Amendment No. 10 to Registration Statement on Form S-4
           Filed February 6, 2025
           File No. 333-276929
Dear Cheuk Hang Chow:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29, 2025 letter.

Amendment No. 10 to Registration Statement on Form S-4
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 176

1. We note from your disclosures in pro forma note (3) that IGTA's legal and SEC filing fees will be recorded as a reduction to additional paid-in capital. Please explain your basis for recording costs incurred by the SPAC in a reverse recapitalization transaction as a reduction in equity. In this regard, costs incurred by the SPAC to consummate the merger are generally expensed as incurred unless the costs relate to the SPAC issuing debt or equity. In your response, please provide the specific guidance considered and clarify which entity will be responsible for settling such costs.
 February 18, 2025
Page 2

2. You state in pro forma note (3) that $300,000 of Inception Growth's transaction fees are expected to be paid in cash. However, based on adjustment (3) to cash in the pro forma balance sheet, it appears that $400,000 of such costs will be paid in cash. Please revise or explain.
Executive Compensation of AgileAlgo, page 196

3. Please revise to disclose the compensation of the executive officers of AgileAlgo in tabular format. Clarify whether Lee Wei Chiang Francis, the Chief Commercial
       Officer, was paid any compensation in fiscal years 2023 or 2024 and whether the company intends to enter into an employment agreement with Lee Wei
Chiang
       Francis as Co-Chief Executive Officer. Also clarify who serves as the company's principal financial officer for AgileAlgo.
       Please contact Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Ted Paraskevas